Exhibit 12A

UniSource Energy Corporation
Computation of Ratio of Earnings to Fixed Charges

	9 Months Ended	12 Months Ended	12 Months Ended(2)
	Sept. 30	Sept. 30	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2007	2007	2006	2005	2004	2003	2002
			- Thousands of Dollars -
Fixed Charges:
Interest on Long-Term Debt	$54,733	$73,024	$75,039	$76,762	$80,968	$80,844	$65,620
Other Interest (1)	4,767	5,812	7,922	3,153	1,947	3,709	2,123
Interest on Capital Lease Obligations	48,390	65,929	72,586	79,098	85,912	84,080	87,801
Total Fixed Charges	107,890	144,765	155,547	159,013	168,827	168,633	155,544

Net Income	42,167	54,590	67,447	46,144	45,919	113,941	34,928

Less:
Discontinued Operations - Net of Tax	-	873	(1,796)	(5,483)	(5,063)	(7,472)	(12,919)
Accounting Change - Net of Tax	-	-	-	(626)	-	67,471	-
Net Income from Continuing Operations	42,167	53,717	69,243	52,253	50,982	53,942	47,847

Add (Deduct):
(Income) Losses from Equity Investees	197	195	(210)	(2,113)	(7,121)	3,051	3,047
Income Taxes	27,678	33,088	43,936	37,623	37,186	16,531	26,432
Total Fixed Charges	107,890	144,765	155,547	159,013	168,827	168,633	155,544

Total Earnings before Taxes and Fixed Charges	$177,932	$231,765	$268,516	$246,776	$249,874	$242,157	$232,870

Ratio of Earnings to Fixed Charges	1.649	1.601	1.726	1.552	1.480	1.436	1.497

(1) Excludes recognition of Allowance for Borrowed Funds Used During Construction.

(2) The information previously reported has been reclassified for the discontinued operations of Global Solar, Inc.